UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41734

Aurelion Inc.

Office Unit 6620B, 66/F, The Center

99 Queen’s Road Central

Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement

On January 7, 2026, Aurelion Inc. (the “Company”) entered into an Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. (“Cantor”), Yorkville Securities, LLC (“Yorkville Securities”), Canaccord Genuity LLC (“Canaccord”), and Cohen & Company Capital Markets, a division of Cohen & Company Securities, LLC (“Cohen & Company”; each of Cantor, Yorkville Securities, Canaccord, and Cohen & Company individually an “Agent” and collectively, the “Agents”), pursuant to which the Company may elect to sell, from time to time, to or through the Agents, Class A Ordinary Shares of the Company, par value $0.000625 per share (the “Ordinary Shares”), having an aggregate offering price of up to $500,000,000 (“ATM Shares”).

Any potential sale of ATM Shares will be made pursuant to the Company’s effective shelf registration statement on Form F-3, including the prospectus contained therein (File No. 333-290953) filed by the Company with the SEC on October 20, 2025 and declared effective on December 23, 2025, as supplemented by a prospectus supplement dated January 8, 2026 (such prospectus, as supplemented by such prospectus supplement, the “Prospectus”) filed with the SEC pursuant to Rule 424(b) under the Securities Act.

If the Company elects from time to time to sell ATM Shares under the Prospectus, such sales may be made in transactions that are deemed to be “at the market offerings” as defined in Rule 415 under the Securities Act. The Agents have agreed to use commercially reasonable efforts consistent with their normal trading and sales practices to sell the ATM Shares pursuant to the Sales Agreement from time to time, based upon instructions from the Company, including any price or size limits or other customary parameters or conditions the Company may impose.

The Company is not obligated to sell any ATM Shares under the Sales Agreement. The Sales Agreement will terminate upon the earliest of (a) the sale of all of the ATM Shares and (b) the termination of the Sales Agreement in accordance with the terms and conditions set forth therein. The Company has agreed to pay the Agents a commission of up to 3.0% of the aggregate gross sales price from each sale of ATM Shares by the Agents pursuant to the Sales Agreement and has agreed to customary indemnification and contribution rights in favor of the Agents. Additionally, the Company has agreed to reimburse the Agents for certain specified expenses in connection with entering into the Sales Agreement and ongoing sales thereunder. The Sales Agreement contains customary representations and warranties and conditions to the sale of the ATM Shares thereunder.

The foregoing description of the Sales Agreement is only a summary and is qualified in its entirety by reference to the complete text of the Sales Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 6-K and incorporated by reference herein.

A copy of the opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ATM Shares is filed as Exhibit 5.1 to this Report on Form 6-K and is incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-290953) filed with the SEC.

Forward-Looking Statements

This Report contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements in this press release other than statements of historical facts are “forward-looking statements”. These statements may be identified by words “anticipate,” “aspire,” “intend,” “plan,” “offer,” “goal,” “objective,” “potential,” “seek,” “believe,” “project,” “estimate,” “expect,” “forecast,” “assume,” “strategy,” “target,” “trend,” “future,” “likely,” “may,” “should,” “could”, “will” and variations of these words or similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are based on assumptions and assessments made by Aurelion in light of its experience and perception of historical trends, current conditions, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this announcement could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct, and you are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this announcement.

Forward-looking statements are not guarantees of future performance. Such forward-looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Such risks and uncertainties include, but are not limited to, our ability to successfully implement our digital asset treasury strategy. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business and competitive environments, market and regulatory forces, including tariffs and trade wars. If any one or more of these risks or uncertainties materialize or if any one or more of the assumptions prove incorrect, actual results may differ materially from those expected, estimated or projected. Such forward-looking statements should therefore be construed in the light of such factors. You are urged to carefully review and consider any cautionary statements and other disclosures, including the statements made under the heading “Risk Factors” in Aurelion, Inc.’s Annual Report on Form 20-F for the fiscal year ended September 30, 2025 and subsequent filings on Form 6-K and other documents that may be filed from time to time with the SEC. The Company expressly disclaims any obligation to update any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise, except as otherwise required by law.

No Offer or Solicitation

None of this Report nor the exhibits attached hereto constitutes an offer to sell, or a solicitation of an offer to sell Ordinary Shares or any other securities, nor shall there be any sale of Ordinary Shares or any other securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Exhibits

Exhibit No.	Description
5.1	Opinion of Maples and Calder (Hong Kong) LLP
10.1*	Sales Agreement
99.1	Press Release

*	Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aurelion Inc.

Date: January 8, 2026	By:	/s/ Bjorn Schmidtke
	Name:	Bjorn Schmidtke
	Title:	Chief Executive Officer

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